Cawley, Gillespie & Associates, Inc.

petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100                     306 WEST SEVENTH STREET, SUITE 302                            1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707                          FORT WORTH, TEXAS 76102-4987                                            HOUSTON, TEXAS 77002-5008
512-249-7000                                                                                    817- 336-2461                                    713-651-9944
www.cgaus.com

February 16, 2013

Mr. Steven D. Richmond
U.S. Energy Corp.
877 North 8th West
Riverton, WY 82501

                          Re:           Evaluation Summary
                          Energy One LLC Interests
                          Total Proved Reserves
                          As of December 31, 2012

                          Pursuant to the Guidelines of the
                          Securities and Exchange Commission for
                          Reporting Corporate Reserves and
                         Future Net Revenue

Dear Mr. Richmond:

As requested, this report was prepared on February 16, 2013 for U.S. Energy Corp. (“USEC”) for the purpose of submitting our reserve estimates and economic forecasts attributable to the subject interests. We evaluated 100% of the Energy One LLC reserves, which includes oil and gas properties located in North Dakota, Texas and Louisiana. The evaluation employed an effective date of December 31, 2012, using constant prices and costs, while conforming to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC).

Composite forecasts for the Total Proved, Proved Developed, Proved Developed Producing, Proved Developed Non-Producing and Proved Undeveloped estimates are presented by category in Tables I-Total Proved, I-PD, I-PDP, I-PDNP and I-PUD, respectively. Table I-PD is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates. The "II" Tables present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow at ten (10) percent for the individual properties, which are listed alphabetically by state and lease name for each category.

The proved reserves and economics by category are summarized as follows:

Energy One LLC Interests
16 Feb 2013

			Proved
			Total	Developed	Undeveloped
Net Reserves
Oil	-- bbl		2,613,643	1,770,659	842,985
Gas	-- Mcf		1,798,087	1,420,295	377,791
Net Revenue
Oil	--$		228,160,375	152,388,484	75,771,859
Gas	--$		8,988,217	6,966,429	2,021,789

Net BOE Production		-- BOE	2,913,324	2,007,374	905,950

Ad Valorem Tax		-- $	869,047	181,322	687,725

Operating Expense		-- $	71,542,883	57,017,562	14,525,326

Production Severance Tax		--$	24,205,193	17,412,295	6,792,897

Investments		--$	21,460,936	494,971	20,965,965

Future Net Cash Flow		--$	119,070,516	84,248,766	34,821,734

Discounted @ 10%		--$	76,464,797	58,030,797	18,434,000
(Present Worth)

Of the Proved Developed reserves, 1,908,296 BOE was attributed to producing zones in existing wells (PDP) and 99,079 BOE were attributed to zones in existing wells not producing (PDNP). Future revenue was calculated prior to deducting state production taxes and ad valorem taxes. Future net cash flow was calculated after deducting these taxes, future capital costs and operating expenses; however, federal income taxes were not included.  The future net cash flow was discounted at an annual rate of ten (10) percent to determine its “present worth” in accordance with SEC guidelines.  Present worth indicates the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate.  Oil volumes are expressed in barrels (42 U.S. gallons).  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. The net BOE production is based on one (1) barrel of oil being the equivalent of six (6) Mcf of gas.

All included estimates were calculated only from proved reserves.  Probable or possible reserves and any additional values for interest in acreage beyond the location of proved reserves have been excluded from the evaluation.

Hydrocarbon Pricing
The base oil and gas prices calculated for December 31, 2012 were $94.71/bbl and $2.757/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated from the unweighted average of each first-day-of-the-month price within the 12-month period

Energy One LLC Interests
16 Feb 2013

prior to the end of the reporting period. The oil price is based on WTI-Cushing spot prices (EIA) during 2012 and the gas price is based on Henry Hub spot prices (Platt’s Gas Daily) during 2012.

The base prices were adjusted for differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices were estimated to be $87.296/bbl for oil and $4.999/MCF for gas over the life of the Proved properties. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated from accounting statements as provided by USEC. Lease operating expenses, price differentials, and gas shrinkage were determined at the well and/or operator level using averages estimated from October 2011 through November 2012 statements. Ad valorem tax percentages were determined at the well level by comparing 2011 taxes paid to 2011 total revenue. No ad valorem taxes are paid in North Dakota.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages one/two of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 62 proved undeveloped locations (PUD), of which 51 are commercial in this evaluation. Of the 51 commercial PUDs, 47 target the Middle Bakken or Three Forks reservoirs in McKenzie, Williams and Mountrail Counties in North Dakota, and 4 target the Buda reservoir in Zavala County, Texas. Each of these commercial drilling locations proposed as part of Energy One LLC’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Energy One LLC and joint venture operators have indicated they have intent to complete this development plan within the next five (5) years. Furthermore, they have demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods
The methods employed in estimating reserves are described in page three (3) of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecasted using either volumetric, analogy methods, or a combination of both. These methods provide a relatively high

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16 Feb 2013

degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for US Energy properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by USEC and available from our files.  All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.  The cost of plugging and the salvage value of equipment at abandonment have not been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was prepared by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties, Energy One LLC or US Energy Corp. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

                       Yours very truly,

                       Cawley, Gillespie & Associates, Inc.
                       Texas Registered Engineering Firm F-693

                       W. Todd Brooker, P. E.
                       Senior Vice President

APPENDIX
Explanatory Comments for Summary Tables

HEADINGS
Table I
Description of Table Information
Identity of Interest Evaluated
Property Description – Location
Reserve Classification and Development Status
Effective Date of Evaluation

FORECAST

    (Columns)

(1) (11)	Calendar or Fiscal years/months commencing on effective date.
(2) (3)
Gross Production (8/8th) for the years/months which are economical.  These are expressed as thousands of barrels (Mbbl) and millions of cubic feet (MMcf) of gas at standard conditions.  Total future production, cumulative production to effective date, and ultimate recovery at the effective date are shown following the annual/monthly forecasts. (Gross MBOE is shown to right of Ultimate Recovery values in light gray font, calculated by dividing the ultimate gross gas production by six (6) then adding to the ultimate gross oil production.)

(4) (5)	Net Production accruable to evaluated interest is calculated by multiplying the revenue interest times the gross production. These values take into account changes in interest and gas shrinkage.
(6)
Average (volume weighted) Gross Liquid Price per barrel adjusted for average differential above or below Nymex, but before deducting production-severance taxes. (Composite differential in $/bbl shown at left in light gray font)

(7)
Average (volume weighted) Gross Gas Price per Mcf adjusted for average differential above or below Nymex, but before deducting production-severance taxes. (Composite differential in $/mcf shown at left in light gray font)

(8)	Revenue derived from oil sales -- column (4) times column (6).
(9)	Revenue derived from gas sales -- column (5) times column (7).
(10)	Total Revenue -- column (8) plus column (9).
(11)	Calendar or Fiscal years/months commencing on effective date.
(12)	Net MBOE Production (equivalent net oil production) – Accruable to evaluated interest is calculated by dividing the net gas production by six (6) then adding to the net oil production.
(13)	Ad Valorem Taxes.
(14)	Average Gross Wells.
(15)	Average Net Wells are gross wells times working interest.
(16)	Operating Expenses are direct operating expenses to the evaluated working interest.
(17)	Production Taxes – Severance Taxes deducted from gross oil and gas revenue.
(18)	Investment, if any, includes work-overs, future drilling costs, pumping units, etc. and may be included either tangible or intangible or both.
(19)	Future Net Cash Flow is column (10) less columns (13), (16), (17) and (18). The data in column (19) are accumulated in column (20). Federal income taxes have not been considered.
(20)	Cumulative Future Net Cash Flow.
(21)	Cumulative Cash Flow Discounted @ 10% is calculated by discounting monthly cash flows at the specified annual rates.

MISCELLANEOUS

DCF Profile	•	The cash flow discounted at six different rates are shown at the bottom of columns (20-21). Interest has been compounded monthly.
Life	•	The economic life of the appraised property is noted in the lower right-hand corner of the table.
Footnotes	•	Comments regarding the evaluation may be shown in the lower left-hand footnotes.
Price Deck	•	A table of oil and gas prices, price caps and escalation rates may be shown in the lower middle footnotes.

Appendix
                                                     Cawley, Gillespie & Associates, Inc.                                                                                                                                                              Page  1

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

"(22)           Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

    "(i)           The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

    "(ii)           In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

    "(iii)                      Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

    "(iv)                      Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

    "(v)           Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

"(6)           Developed oil and gas reserves.  Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

    “(i)           Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

    “(ii)           Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"(31)           Undeveloped oil and gas reserves.  Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    “(i)           Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

    “(ii)           Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

    “(iii)                      Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Appendix
Cawley, Gillespie & Associates, Inc.                                                                                                                                                              Page  2

"(18)           Probable reserves.  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

    “(i)           When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

    “(ii)           Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

    “(iii)                      Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

    “(iv)                      See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

"(17)           Possible reserves.  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

    “(i)           When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

    “(ii)           Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

    “(iii)                      Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

    “(iv)                      The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

    “(v)           Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

    “(vi)                      Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K."  This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

"(26)           Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Appendix
Cawley, Gillespie & Associates, Inc.                                                                                                                                                              Page  3

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy.  Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data.  However, a large variation exists in the quality, quantity and types of information available on individual properties.  Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc.  As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data.  The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance.  This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance.  The only information required is production history.  Capacity production can usually be analyzed from graphs of rates versus time or cumulative production.  This procedure is referred to as "decline curve" analysis.  Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components.  Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance.  This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships.  This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir.  The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids.  Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available.  Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use.  Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric.  This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place.  The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location.  The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods.  These are most commonly newly developed and/or no-pressure depleting reservoirs.  The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir.  Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy.  This method which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance.  The analogy method is applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods.  Reserve estimates obtained by this method are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates.  These estimates are subject to continuing change as additional information becomes available.  Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Appendix
Cawley, Gillespie & Associates, Inc.                                                                                                                                                              Page  4